FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 23, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  Press Release dated February 23, 2005

		Buhrmann NV
		For more information:
		Buhrmann Corporate Communications
		Ewold de Bruijne
		Telephone +31 (0)20 651 10 34
		ewold.de.bruijne@buhrmann.com
PRESS RELEASE

		Analysts / investors can contact:
Date	23 February 2005	Buhrmann Investor Relations
Number	002	Carl Hoyer
		Telephone +31 (0)20 651 10 42
		carl.hoyer@buhrmann.com

BUHRMANN TO FURTHER IMPROVE ITS CAPITAL STRUCTURE

•                      Planned repurchase of Preference Shares C

•                      Funded by a discounted rights issue, new debt securities and use of cash on hand

•                      Initial book loss but Earnings Per Share immediately accretive under IFRS

Buhrmann has reached a conditional agreement with US private equity investors Apollo Management and Bain Capital and some other investors to repurchase all outstanding Preference Shares C (“Pref Cs”). The agreement is conditional on Buhrmann successfully raising the funds required to satisfy the negotiated repurchase price of USD 520 million, the consent of Buhrmann’s banking syndicate and the receipt of the necessary shareholder approvals. Provided that all conditions are fulfilled, the repurchase of the Pref Cs is expected to be completed in early April 2005.

CEO’s STATEMENT

Commenting on the proposed transaction Buhrmann President and CEO Frans Koffrie said:

“We are pleased to have this opportunity to improve the position of our existing ordinary shareholders by limiting potential dilution through the conversion of the Pref Cs. Our solid 2004 results, strengthened financial position, current interest rate environment, as well as the weakness of the US dollar, provide a favourable background for this refinancing. It will enable Buhrmann to optimise its financing costs and should benefit shareholders through Buhrmann realising a more efficient and robust capital structure as well as a more transparent corporate governance structure.”

BACKGROUND TO THE TRANSACTION

The Pref Cs were issued in 1999 to help fund the acquisition of Corporate Express. This enabled Buhrmann to strengthen its presence in North America, and become a global market leader in the business-to-business market for office products. While the Pref Cs still have over five years to run, it was always envisaged that they would either be converted or repurchased prior to maturity.

The holders of the Pref Cs have the right to convert their securities into ordinary shares. If this conversion right were to be exercised today, Buhrmann would be required to issue approximately 36 million new ordinary shares to the holders of the Pref Cs and also pay to them the accrued, unpaid dividends in respect of 2004 and 2005 year to date. The Pref Cs have a dividend rate of 6.0% in 2005, increasing incrementally to 8.5% in 2010, the year in which they mature. Fiscal legislation does not allow deduction of dividend payments on the Pref Cs from the Company’s taxable income.

The Pref Cs have specific rights attached to them. For example, the holders of the Pref Cs exert influence over the governance of Buhrmann through representation on the Supervisory Board. Furthermore, the holders of the Pref Cs have rights of consent in respect of certain material transactions by the Company.

KEY TERMS OF THE REPURCHASE AGREEMENT

Under the terms of the agreement with the holders of the Pref Cs, Buhrmann will repurchase all outstanding Pref Cs for a total payment of USD 520million including accrued dividends. There are currently 43,628 Pref Cs in issue (with a total principal value of USD 436 million), on which there will be accrued, unpaid dividends of approximately USD 32 million by the end of March 2005.

As part of the agreement, the holders of the Pref Cs will also receive a contingent call option. This call option will only come into effect if on or before 30 December 2005 Buhrmann announces its expectation that it will reach agreement or enters into an agreement in respect of a public bid for all outstanding shares of the Company. Upon coming into effect, this call option will entitle the holders of the Pref Cs to purchase 36.5 million new ordinary shares of Buhrmann at a price of EUR 10 per share or an alternative leading to a similar economic outcome. This option will be exercisable only if an offer to acquire the ordinary share capital of Buhrmann is declared unconditional on or before 30 December 2006 at a price above EUR 10 per share.

FUNDING OF THE TRANSACTION

It is planned that the funding for this transaction will be raised through a combination of a discounted rights issue of approximately EUR 250 million (60%), the issue of new debt securities of USD 150 million (27%) and the remainder through the utilisation of cash on hand (13%). This combination is expected to maintain Buhrmann’s current credit standing, while cost of capital is affected favourably. The transaction is subject to obtaining an amendment to our Senior Credit Facility.

The proposed rights issue is being fully underwritten by a syndicate of banks that has agreed to underwrite up to 43 million shares at a minimum issue price of EUR 5.82 per share.

IMPACT ON RESULTS

From 1 January 2005 Buhrmann reports on the basis of International Financial Reporting Standards (IFRS). Under IFRS, the Pref Cs are accounted for as debt, combining a liability calculated by using the historic effective interest method - and a derivative - using the fair value approach. Consequently, under IFRS, the repurchase of the Pref Cs are expected to result in an exceptional charge of EUR 80-100 million in the first quarter of 2005. The exceptional charge constitutes the difference between the value paid and the historic bookvalue, reflecting amongst other things, interest foregone, the buy-back premium of the conversion option and the value of the specific contractual rights attached to the Pref Cs. However, under IFRS, the effect of the planned repurchase and related funding proposal on  Earnings Per Share is accretive on an annual pro-forma basis by EUR 2 cents and increasing over time (e.g. EUR 4 cents in 2007).

SHAREHOLDERS APPROVAL

An Extraordinary General Meeting of Shareholders (“EGM”) to be held in Amsterdam on 11 March 2005 (starting at 09:30 am CET) will be called in order to allow shareholders to vote on certain aspects of the proposed transaction. Approval will be sought for the repurchase of the outstanding Pref Cs, a change of articles of association and the issue of up to 80 million new ordinary shares.

Following closing of the proposed transaction, Mr S.W. Barnes, Managing Director of Bain Capital and Mr J.J. Hannan, Managing Partner of Apollo Management will step down as Members of the Supervisory Board of Buhrmann.

An agenda with explanatory notes will be made available on: www.buhrmann.com.

Note to editors

A live audio web cast of the conference call for investors and analysts starting at 10 a.m. CET today can be heard via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”. It is also possible to listen to the proceedings of the conference call via telephone number: +31 (0)45 631 69 05 The presentation is also available via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”.

Financial calendar: Extraordinary General Meeting of Shareholders Annual General Meeting of Shareholders Publication of first quarter results 2005	- 11 March 2005 - 14 April 2005 - 3 May 2005

INVESTOR INFORMATION

APPENDIX TO THE PRESS RELEASE OF 23 FEBRUARY 2005
REGARDING THE PLANNED REPURCHASE OF PREFERENCE SHARES C

CAPITAL STRUCTURE IMPROVEMENTS

After the divestment of its Paper Merchanting Division in October 2003, Buhrmann has successfully taken a number of steps to further optimise its capital structure, thereby lowering its financing costs. Consecutive steps taken were the arrangement of a new Senior Credit Facility, the issuance of 2% Subordinated Convertible Bonds (EUR 115 million), and the buy-back of USD 350 million 12¼ % Subordinates Notes. These Notes were replaced by USD 150 million 8¼ % Subordinated Notes and an extension of the Senior Credit Facility.

The repurchase of the Pref Cs is a further step in the optimisation of Buhrmann’s capital structure. The price negotiated with Apollo and Bain represents a premium of approximately 11% to the accreted principal value of the Pref Cs (including accrued, unpaid dividends). Taking into account the proposed sources of funds for the repurchase, the overall transaction will leave Buhrmann’s credit rating unchanged.

The sources and uses of funds for this transaction, based on current exchange rates (EUR 1 = USD 1.3050), are set out in the following table:

Sources of funds

	EUR mln	USD mln
Equity Rights Issue	250	326
New debt securities	115	150
Cash at hand	52	69
Total sources	417	545

Uses of funds

	EUR mln	USD mln
Repurchase payment	398	520
Transaction costs	19	25
Total uses	417	545

The sources and uses of funds for this transaction, based on the exchange rate at 31 December 2004 (EUR 1 = USD 1.3621), are set out in the following table:

Sources of funds

	EUR mln	USD mln

Equity Rights Issue	250	341
New debt securities	110	150
Cash at hand	41	55
Total sources	401	546

Uses of funds

	EUR mln	USD mln
Repurchase payment	382	520
Transaction costs	19	26
Total uses	401	546

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 21, 2004. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements.

All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between Dutch GAAP and IFRS.  IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS.Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Disclaimer

This communication does not contain or constitute any invitation or inducement to engage in investment activity. This communication is directed only at persons who (1) are outside the United Kingdom; (2) have professional experience in matters relating to investments; (3) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (4) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the transaction and the rights issue may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”‘). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilization / FSA

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States absent registration or an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: February 23, 2005

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